Shell Annual Report and Form 20-F 2009	E1
Exhibits

EXHIBIT 7.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES	$ MILLION, EXCEPT WHERE OTHERWISE INDICATED
	2009	2008	2007	2006	2005

Pre-tax income from continuing operations before income from equity investees	16,044	43,374	42,342	37,957	37,444
Total fixed charges	2,397	2,689	2,380	2,258	1,958
Distributed income from equity investees	4,903	9,325	6,955	5,488	6,709
Less: interest capitalised	1,088	870	667	564	427
Less: preference security dividend requirements of consolidated subsidiaries	–	–	–	–	7

Total earnings	22,256	54,518	51,010	45,139	45,677

Interest expensed and capitalised	1,630	2,051	1,775	1,713	1,494
Interest within rental expense	767	638	605	545	457
Less: preference security dividend requirements of consolidated subsidiaries	–	–	–	–	7

Total fixed charges	2,397	2,689	2,380	2,258	1,958

Ratio earnings/fixed charges	9.28	20.27	21.43	19.99	23.33